September 16, 2024

Edwin Kim

Division of Corporation Finance

Office of Technology

100 F. Street N.E.

Washington, D.C. 20549

Re:	Windstream Parent, Inc. Registration Statement on Form S-4 Filed July 29, 2024 File No. 333-281068

Dear Mr. Kim:

This letter sets forth the responses of Windstream Parent, Inc. (the “Registrant”) to the comments contained in your letter, dated August 30, 2024, relating to the Registration Statement on Form S-4, filed by the Registrant on July 29, 2024 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-4 filed July 29, 2024

Questions and Answers About the Transactions and Special Meeting

What will I receive in the Merger, page 3

1.	You state on the cover page that Windstream’s pre-closing equity-holders will receive up to 35.42% of the New Uniti common stock after the merger. However, in this Q&A, you state that the legacy Windstream stockholders will hold 38% of the post-merger common stock of Uniti. Please clarify the reasons for the differences.

In response to the Staff’s comment, the Registrant has revised the disclosure on the cover page and elsewhere in Amendment No. 1, as applicable, to clarify these differences. The Registrant advises the Staff that, in connection with the Merger, Windstream’s pre-closing equity holders will receive shares of New Uniti Common Stock representing approximately 35.42% of the Pro Forma Share Total and New Uniti Warrants representing 6.9% of the Pro Forma Share Total. The Pro Forma Share Total takes into account dilution from the issuance of shares of New Uniti Common Stock underlying the New Uniti Warrants and certain other issuances that could take place before closing. Prior to giving effect to the New Uniti Warrants, which are exercisable three years after issuance or, if earlier, upon any change of control of New Uniti or the redemption of the corresponding New Uniti Preferred Stock, the shares of New Uniti Common Stock that Windstream’s pre-closing equity holders will hold immediately following the Merger will represent approximately 38% of outstanding New Uniti Common Stock. Assuming the shares of New Uniti Common Stock underlying the New Uniti Warrants were fully issued at the Effective Time, the aggregate amount of New Uniti Common Stock held by legacy Uniti stockholders and legacy Windstream equityholders would be approximately 58% and 42%, respectively, of New Uniti Common Stock outstanding immediately following the Merger (in each case, without duplication of shares that legacy Windstream equityholders will receive on account of their pre-Merger holdings of Uniti Common Stock).

Edwin Kim	2	September 16, 2024

Are there any Uniti stockholders who have already committed to voting in favor of the Merger proposal..., page 10

2.	Please disclose that Uniti currently expects that its directors and executive officers will vote their shares in favor of the Merger Proposal and each of the proposals in the proxy statement/prospectus. Taking into account the votes that have already been committed, state the total percentage of votes that are still needed for the approval of each proposal.

The Registrant advises the Staff that it has revised the disclosure in the “Questions and Answers About the Transactions and Special Meeting” section of Amendment No. 1 in response to the Staff’s comment to disclose (i) that Uniti currently expects that its directors and executive officers will vote their shares in favor of the Merger Proposal and each of the proposals in the proxy statement/prospectus and (ii) the total percentage of votes that are still needed for the approval of each proposal, taking into account the votes that have already been committed.

Summary Proxy Statement/Prospectus, page 12

3.	Please provide a more detailed description of Elliott Investment Management and its role with both Uniti, Windstream, and the merger transaction and related transactions. We note, for example, that Elliott is the largest shareholder of Windstream and will continue to be the largest stockholder of New Uniti, having board director rights, preferred stock, etc. We note that New Uniti will not have a Corporate Opportunity obligation for New Uniti. To the extent material, clarify whether Elliott has a significant interest in competing telecommunication assets or portfolio companies that may cause conflicts of interests.

The Registrant advises the Staff that it has revised its disclosure in the “Summary of the Proxy Statement/Prospectus” section to add a subsection that provides additional details regarding Elliott’s role with Windstream, Uniti, New Uniti and the Merger and related transactions. Additionally, the Registrant has revised the “Risk Factors” section of Amendment No. 1 to include additional disclosure relating to New Uniti’s intent to renounce any interest or expectancy of New Uniti in, or in being offered an opportunity to participate in, business opportunities that are presented to its directors or stockholders other than those directors or stockholders who are employees of New Uniti.

Edwin Kim	3	September 16, 2024

The Registrant advises the Staff that it does not believe that Elliott’s interests in other telecommunication assets or portfolio companies are material. However, in response to the Staff’s comment, the Registrant has revised the “Risk Factors” section of Amendment No. 1 to include additional disclosure about Elliott’s investments in other telecommunication assets or portfolio companies, and the potential for such investments to result in Elliott having interests that differ from those of other New Uniti stockholders.

4.	Please add a Q&A that highlights the control of Elliot will as to the post-merger company and potential conflicts of interests, such as its New Uniti common stock holdings, its board designation rights, its New Uniti warrants, and its preferred stock and rights for New Uniti to repurchase that preferred stock in 10 years.

In response to the Staff’s comment, the Registrant has revised its disclosure to include a Q&A describing the influence that Elliott will have over New Uniti as a result of its board designation rights and its holdings of New Uniti Common Stock, New Uniti Warrants and New Uniti Preferred Stock.

5.	We note that Uniti was spun-off from Windstream in 2015, but Windstream’s bankruptcy proceedings in 2019 and 2020 involved various disputes between Windstream, Windstream’s creditors, and Uniti over the master lease agreements of Uniti’s ILEC and CLEC assets. Please briefly describe these disputes, how they were resolved, and if there were continuing disputes over these agreements between Windstream and Uniti.

In response to the Staff’s comment, the Registrant has added to the “Summary of the Proxy Statement/Prospectus” section and “Company History” subsection in “Information about Windstream” additional information relating to the historical disputes between Uniti and Windstream. The Registrant advises the Staff that there are no continuing disputes between Uniti and Windstream.

6.	As noted in the Background of the Transactions, there were many attempts for Uniti or other potential acquirers of Uniti to acquire both Uniti and Windstream and re-combine their assets related to the ILEC and CLEC MLAs. Please clarify the percentage of revenue of Windstream is related to these MLAs, and similarly the percentage of revenue that Unit derives from the MLAs with Windstream.

The Registrant advises the Staff that it has revised the disclosure in the “Other Agreements Related to the Transactions — Windstream Leases” section of Amendment No. 1 in response to the Staff’s comment to clarify the percentage of revenue that Uniti derives from the MLAs with Windstream. While it is not practicable for Windstream to precisely disaggregate the percentage of Windstream’s revenue that is related to utilization of assets leased pursuant to the Windstream Leases, the Registrant has revised the disclosure in the “Other Agreements Related to the Transactions — Windstream Leases” section of Amendment No. 1 to clarify that Windstream believes that a substantial majority of Windstream’s total revenues is related to such leased assets.

Edwin Kim	4	September 16, 2024

7.	We note that BlackRock and Vanguard are both principal shareholders Uniti. Please clarify their roles in the merger negotiations, if any, and whether they have agreed or indicated they will support the merger proposals.

The Registrant acknowledges the Staff’s comment and advises the Staff that BlackRock and Vanguard are passive stockholders of Uniti. Neither BlackRock nor Vanguard participated in the merger negotiations, and neither BlackRock nor Vanguard have agreed or indicated whether they will support the Merger.

The Registrant further advises the Staff that it has revised its disclosure to clarify that Elliott was the only Uniti stockholder to enter into a voting agreement with Uniti pursuant to which it agreed to vote its Uniti Common Shares, representing 4.15% of the outstanding Uniti Common Shares, in favor of the Merger Proposal.

8.	With respect to the Windstream Rights Offering and Tender Offer, please clarify whether it is intended to make Elliott and Legacy Investors the sole shareholders of Windstream and cash out all other Windstream investors. If so, please clarify the percentage of Windstream shareholders that will tender their shares and whether they have the ability to continue to decline the tender offer and receive Uniti sharers in the merger.

In response to the Staff’s comment, the Registrant has revised its disclosure within the “The Windstream Rights Offering and Windstream Tender Offer” section of Amendment No. 1 to clarify that the intention of the Windstream Tender Offer and the Windstream Rights Offering is to offer Windstream equityholders liquidity for some or all their outstanding Windstream units, or the opportunity to participate in the funding of such liquidity offer. Windstream’s equityholders, other than Oaktree, which has agreed to sell all of its units in the Windstream Tender Offer (subject to Windstream’s right to reject up to 300,000 Windstream units tendered by Oaktree in certain circumstances), will have the option to decline the Windstream Tender Offer and receive their pro rata portion of the transaction consideration in the Merger.

Summary Historical Financial Data of Windstream, page 25

9.	We note your non-GAAP measure of Adjusted EBITDA appears to have adjustments for normal, recurring cash operating expenses. Tell us why you believe these adjustments are appropriate or revise accordingly. Refer to Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non- GAAP Financial Measures.

The Registrant advises the Staff that it has considered Rule 100(b) of Regulation G and the guidance in Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations (the “Non-GAAP C&DIs”) with respect to its presentation of Adjusted EBITDA and believes that its presentation is not misleading or otherwise in violation of Rule 100(b) of Regulation G.

Edwin Kim	5	September 16, 2024

As disclosed in the Registration Statement, when determining the nature of items to be included in the computation of Adjusted EBITDA, Windstream identifies items that it may adjust for in calculating “Consolidated EBITDA,” a measure which is defined in Windstream’s debt agreements and is used to compute certain financial ratios in several of its debt covenants, including the maximum leverage ratio and maximum first lien secured leverage ratio. Windstream’s debt agreements permit adjustments to eliminate severance and employee benefit costs, lease termination costs, professional and consulting fees, and other miscellaneous expenses incurred in completing cost optimization projects, as well as start-up or initial costs for any project, division or new line of business. The debt agreements also permit Windstream to replace straight-line rent expense with the actual cash rent expense paid to Uniti pursuant to the master leases, and to include the gain on sale of the IPv4 addresses. Windstream has historically reported “Consolidated EBITDA” to its creditors calculated in the same manner as “Adjusted EBITDA” as presented in the Registration Statement and advises the Staff that it believes presenting the measure consistently is important to investors and provides valuable information relating to compliance with Windstream’s debt covenants.

In addition, the Registrant advises the Staff that it does not believe that its presentation of Adjusted EBITDA excludes recurring, cash operating expenses necessary to operate its business in a manner that would render the presentation misleading. For example, the Registrant’s presentation of Adjusted EBITDA:

•	Replaces the non-cash “straight-line expense under master leases with Uniti” with the actual “cash payment under master leases with Uniti.” Under relevant GAAP accounting guidance, as a result of the escalation clause in the terms of the master leases, rent expense is reported on a straight-line basis. As a result, the rent expense reported under GAAP is not representative of the actual rent paid to Uniti on a period-to-period basis. The Registrant’s presentation of Adjusted EBITDA eliminates the difference between the non-cash and cash impact of the rent expense, in order to more accurately depict the results of the Registrant’s business. Rather than excluding a recurring, cash operating expense, these adjustments are intended to include a cash expense in lieu of a non-cash expense.

•	Adds “cash received from Uniti per settlement agreement”, which is a recurring cash payment to Windstream which is not included in GAAP net income. As described in the Registration Statement, as part of a settlement between Uniti and Windstream in connection with Windstream’s emergence from bankruptcy, Uniti agreed to pay $400 million in quarterly cash installments over a period of five years, at an annual interest rate of 9%. The Registrant believes including these cash receipts in Adjusted EBITDA provides useful information to investors about the cash available to service its debt obligations.

•	Eliminates expenses related to cost initiatives. Although this adjustment includes cash expenses, the Registrant advises the Staff that it does not consider these expenses to be normal, recurring or necessary to operate the Registrant’s business in the manner contemplated by the Staff in Question 100.01. For example, this adjustment includes lease termination costs, professional and consulting fees, and other miscellaneous expenses that Windstream incurs in connection with discrete cost optimization projects which are not necessary to operate the Registrant’s business. In Amendment No. 1, in order to provide investors with more information about transaction costs, the Registrant has also presented Merger-related costs as a separate adjustment. Moreover, as described above, this adjustment is permitted by Windstream’s debt agreements.

Edwin Kim	6	September 16, 2024

•	Eliminates severance and benefit costs, which includes costs associated with workforce reduction plans. The Registrant advises the Staff that it does not consider these expenses, the amount of which varies and can be unpredictable, to be normal or necessary to operate the Registrant’s business, and notes that this adjustment is permitted by Windstream’s debt agreements.

•	Eliminates start-up costs incurred during the years ended December 31, 2021 and 2022 in connection with the Registrant’s strategic decision to significantly expand its internal engineering and fiber construction organization over an approximately 18 month period. These start-up costs were directly attributable to this one-time strategic initiative, and the Registrant does not consider them to be normal, recurring cash operating expenses.

For the foregoing reasons, the Registrant advises the Staff that it believes that its presentation of Adjusted EBITDA is consistent with the SEC’s guidance in Question 100.01 of the Non-GAAP C&DIs, is not misleading, and thus is permissible under Regulation G.

Unaudited Pro Forma Condensed Combined Financial Information, page 70

10.	We note you disclose on page 155 that, "following the Closing, the combined company will not qualify as a real estate investment trust for U.S. federal income tax purposes." Prominently disclose that information in your unaudited pro forma condensed combined financial information. Tell us why you did not adjust for the change in income tax status in your pro forma financial statements. We refer to guidance in SAB Topic 1:B:1 Question 3.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No.1 in response to the Staff’s comment to prominently disclose that the combined company will not qualify as a real estate investment trust for U.S. federal income tax purposes following the Closing.

The Registrant considered SAB Topic 1:B:1 Question 3 with regards to the calculation of the tax provision on the separate return basis; however, given circumstances described below, the change in income tax status is not currently reflected in the pro forma condensed combined financial statements. Uniti is currently seeking a private letter ruling from the Internal Revenue Service with respect to certain tax consequences of the Post-Closing Restructuring, which Uniti expects to carry out following the Merger if it receives the private letter ruling. The outcome of the private letter ruling will impact the tax basis of Uniti’s assets, which will result in an impact to the deferred tax balance as well as provision for income taxes of the combined company. As the outcome of the private letter ruling is pending, the impact of the change in income tax status and related financial impact is currently uncertain and unknown. In addition, not all of the information is presently available for the Registrant to assess and reflect a meaningful estimate of the range of outcomes that would result from the resolution of the private letter ruling. Accordingly, the Registrant did not adjust for the change in income tax status in the pro forma condensed combined financial statements. However, as additional information becomes available, the Registrant will further assess whether there is sufficient information to reflect a reasonable range of outcomes related to the private letter ruling within the pro forma condensed combined financial statements.

Edwin Kim	7	September 16, 2024

Unaudited Pro Forma Condensed Combined Balance Sheet, page 73

11.	Present in a separate column following the Windstream historical as adjusted information, the pro forma adjustments to give effect the Windstream reorganization. This should be followed by a column to present Windstream as reorganized prior to presenting the pro forma impact of the merger. Refer to Rule 11-02(b)(4) of Regulation S-X.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No.1 to provide more background and information on the pre-closing reorganizations contemplated by Windstream.

The pre-closing reorganizations contemplated by Windstream include the Windstream Rights Offering and the Windstream Tender Offer, the F-Reorg Merger, and the Internal Reorg Merger. The proceeds from the Windstream Rights Offering will be used to fund the Windstream Tender Offer. Accordingly, it is anticipated that the impact of the Windstream Rights Offering and the Windstream Tender Offer will be contained within Windstream’s historical equity, with no net impact to Windstream’s historical cash. Moreover, as the number of Rights Offering Warrants to be issued and the number of outstanding units of Windstream to be repurchased are not yet known and are subject to change, the Windstream Rights Offering and the Windstream Tender Offer are not reflected in the pro forma condensed combined financial information. However, as additional information becomes available, the Registrant will further assess whether there is sufficient information to reflect an adjustment within the pro forma condensed combined financial statements.

The F-Reorg Merger represents a capital restructuring of Windstream, for which the impact is anticipated to be contained within Windstream’s historical equity and thus have no impact to the pro forma condensed combined financial information of the combined company. Therefore, in consideration of the requirements of Rule 11-02(b)(4) of Regulation S-X, which requires presentation of separate columns when consummation of more than one transaction has occurred or is probable, the Registrant assessed that a separate column for the pro forma adjustments to give effect to the F-Reorg Merger, followed by a column to present Windstream as reorganized, is not meaningful information to an investor given that the impact of the F-Reorg Merger is then offset by the impact of the merger transaction accounting, thus resulting in no impact to the amounts presented in the “Pro Forma Combined” column.

The Internal Reorg Merger, through which each New Windstream LLC equityholder will receive its pro rata portion of (i) a number of shares of New Uniti Common Stock, (ii) shares of New Uniti Preferred Stock, (iii) New Uniti Warrants, and (iv) the right to receive their respective pro rata portion of the Closing Cash Payment, reflects the consideration transferred by Uniti, the accounting acquirer, for its interest in Windstream, the accounting acquiree. The Registrant has separately reflected the application of GAAP to the Internal Reorg Merger and reflected the related pro forma adjustments within the “Merger Transaction Accounting Adjustments” column, and has further disclosed in Note 2 and adjustment 6D.

Edwin Kim	8	September 16, 2024

12.	Regarding the reduction of the historic Uniti accumulated deficit, we note the disclosure in Note 6D. Present in separate columns in your pro forma balance sheet and income statements, the pro forma effects of the acquisition of the Windstream business and the settlement of pre-existing relationships in accordance with Rule 11-02(b)(4) of Regulation S-X.

The Registrant advises the Staff that it has revised the pro forma condensed combined balance sheet and statements of income in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 in response to the Staff’s comment and has presented separate columns for the pro forma effects of the acquisition of the Windstream business and the settlement of pre-existing relationships. Further, the Registrant refers the Staff to Note 7 for additional disclosure on the impact of the effective settlement of the pre-existing relationships between Uniti and Windstream.

Unaudited Pro Forma Condensed Combined Statement of Income, page 75

13.	Please present the elimination of intercompany transactions in a separate column in the pro forma income statements.

The Registrant advises the Staff that it has revised the pro forma condensed combined statements of income in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 in response to the Staff’s comment to present the elimination of intercompany transactions in a separate column. Further, the Registrant refers the Staff to Note 7 for additional disclosure on the impact of the effective settlement of the pre-existing relationships between Uniti and Windstream.

14.	We note since Uniti is the accounting acquirer in the reverse merger, from the perspective of a legacy Uniti stockholder the exchange ratio results in a reverse stock split. Please give pro forma effect to this in the Uniti historical earnings (loss) per common share information. Also, clearly disclose this circumstance where you disclose the details of the merger.

The Registrant advises the Staff that it has revised the disclosures in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 within Description of the Merger, the pro forma condensed combined statements of income and Note 9 - Earnings (Loss) per Share in Amendment No. 1 in response to the Staff’s comment to disclose the circumstance and give pro forma effect to the reverse stock split to Uniti’s historical earnings (loss) per common share. The Registrant refers the Staff to Note 9 for additional disclosure on pro forma effect to earnings (loss) per common share information.

Edwin Kim	9	September 16, 2024

Estimated preliminary purchase consideration, page 78

15.	With regards to footnote (v), please disclose in quantified detail, each pre-existing relationship being settled. Disclose how you calculated the effective settlement amount for each pre-existing relationship as of March 31, 2024. Also, explain to us your basis for including the settlement of pre-existing relationships as part of the purchase consideration.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 in response to the Staff’s comment with the addition of Note 7 to disclose, in quantified detail, each pre-existing relationship being settled and how the effective settlement amount was calculated.

The Registrant advises the Staff that it has not included the settlement of pre-existing relationships as part of the purchase consideration. The Registrant has determined that the settlement of the pre-existing relationships should be accounted for separately from the Merger, consistent with ASC 805-10-25-20, which states, “The acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP).” As such, Uniti and Windstream assessed their pre-existing relationships to quantify the effective settlement amount as determined under in ASC 805-10-55-21. The amounts related to the settlement of pre-existing relationships are excluded from the purchase consideration, and thus the total estimated Merger consideration balance reflects only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in exchange for the acquiree.

The Registrant advises the Staff to refer to the responses provided in Comment 23, which provides further clarity on the Registrant’s accounting for the settlement of the pre-existing relationships and related calculation of the effective settlement amount.

Preliminary purchase price allocation, page 79

16.	Please explain to us your basis in GAAP for eliminating pre-existing relationship balances with Uniti in you purchase price allocation. Tell us why you are not accounting for the termination of the relationships in accordance with the relevant accounting principles for such transactions in accordance with ASC 805-10-25-20, rather than in your purchase accounting.

The Registrant advises the Staff to refer to the responses provided in Comment 15, which provides further clarity on the Registrant’s accounting for the settlement of the pre-existing relationships.

17.	Please disclose and explain to us why your estimate of the fair value of the Windstream property, plant and equipment is significantly less than the carrying value reported in the Windstream financial statements. Tell us why an impairment was not reported in the historic financial statement of Windstream.

The Registrant advises the Staff that it has revised the disclosure in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 in response to the Staff’s comment to explain why the Registrant’s estimate of the fair value of Windstream’s property, plant and equipment (“PP&E”) is significantly less than the carrying value reported in Windstream’s historical financial statements.

Edwin Kim	10	September 16, 2024

The Registrant used the cost approach to determine the fair value of Windstream’s PP&E. The value was estimated consistent with the guidance in ASC 820-10-55-3D and ASC 820-10-55-3E, which states that under cost approach the value of an asset is estimated based on the costs that a market participant would currently incur to replace the service capacity of an asset (i.e., replacement cost) adjusted for physical deterioration and obsolescence, including economic obsolescence. To determine the total economic obsolescence, the Registrant compared the operating value of the business, which is the equity purchase price consideration plus any assumed liabilities, to the total initial value of all identifiable assets. For the PP&E, the initial value before the adjustment for economic obsolescence is the Depreciated Replacement Cost New (“DRCN”). Since the initial value of all identifiable assets exceeded the operating value of the business, an adjustment was made to qualifying assets, in this case the DRCN for the PP&E, in order to reduce the value of the qualifying assets to a fair value that can be supported by the operating value of the business, less non-qualifying assets.

Additionally, the Registrant considered two factors that also contributed to the significant economic obsolescence adjustment to Windstream’s PP&E: (1) due to the rising replacement cost of assets used in the telecom industry, the initial DRCN of the PP&E was relatively higher than the cash flows a market participant would expect to generate from the underlying regional customer base, and (2) the IPv4 address intangible asset, which was identified as having met the separability criteria as part of the fair value assessment of Windstream net assets for the Merger, represents a significant asset within the purchase price allocation that is non-qualifying for economic obsolescence. The growth in the trading market for the addresses in recent years contributed to the IPv4 addresses meeting the separability criteria. All else equal, the inclusion of IPv4 addresses, which is a non-qualifying asset, within the purchase price allocation increased the economic obsolescence adjustment applied to the DRCN of the PP&E (as the initial value of all identifiable assets exceeded the operating value of the business). As such, the economic obsolescence adjustment to Windstream’s PP&E resulted in a significantly lower fair value compared to its carrying value reported in Windstream’s historical financial statements.

As required by ASC 360, Windstream tests for recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying amount of the long-lived asset group may not be recoverable. Such an assessment first involves Windstream determining its asset grouping(s). In order to provide services to its customers, Windstream uses its entire telecom network, consisting of property, plant, equipment and the network assets leased from Uniti. The individual components within the telecom network are inseparable in that the telecom network represents a single set of interdependent assets. While certain cash inflows can be separately identified by customer type, geography or service offering, Windstream’s telecom network cannot be bifurcated based on customer type, geography or service offerings. Cash outflows for network access and facilities, other network related costs, corporate functions and other general expenses are not separately identifiable to the same extent of cash inflows. Accordingly, management concluded that for purposes of testing recoverability that Windstream has a single asset group. The lowest level of operating cash flows generated by this single asset group would be the consolidated cash flows of Windstream because there is not a lower level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Edwin Kim	11	September 16, 2024

For the historical periods included in Windstream’s consolidated financial statements as of and for the periods ended June 30, 2024, March 31, 2024, December 31, 2023, 2022 and 2021, there were no triggering events that would have required the Registrant to test for the recoverability of its long-lived assets under ASC 360, including the Merger, which was not announced until the second quarter of 2024. Furthermore, the results of the preliminary purchase price allocation in the pro forma condensed combined financial information indicated that the merger consideration exceeded the fair value of Windstream's net assets, further substantiating that it is expected that Windstream will be sold at a value that exceeds the carrying value of its net assets and thus no impairment trigger is present.

The guidance in ASC 360 states that the first step in the impairment test is to determine whether the long-lived assets are recoverable, by comparing the net carrying value of the asset or asset group to the undiscounted net cash flows to be generated from the use and eventual disposition of that asset or asset group. If the assets are recoverable, an impairment should not be recognized even if the net carrying value of the long-lived assets exceeds their fair value. While management believes that a triggering event has not occurred, in aggregating information to respond to the Staff’s comment, Windstream performed a recoverability test. The results of the test were that Windstream’s projected undiscounted consolidated cash flows exceeded the net carrying value of Windstream’s single asset group, and therefore, the asset group is recoverable.

18.	Please explain to us why the estimated useful life of 8-10 years assigned to the customer relationships intangible asset is reasonable. In this regard, we note Windstream provides broadband to residential and small business customers and Windstream's historic estimated useful life of 4-5 years for similar assets.

The Registrant advises the Staff that the estimated useful life assigned to Windstream’s customer relationship intangible asset, based on ASC 350-30-35-2, represents the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the combined company. As part of the valuation process, forecasted customer attrition rate, or the expected rate at which a business will lose customers over a period of time, is a critical input into determining the period over which future cash flows are expected to be generated from the asset. Through Windstream’s fresh start accounting in 2020, higher attrition rates were evidenced. However, the company expected lower customer attrition rate going forward due to Windstream’s significant investments into expanding its fiber network and maintaining high speed capabilities on its copper network. High available service speeds generally translate into strong consumer customer retention. In addition, Windstream intends to implement auto pay enrollment and pricing strategies to reduce go-forward attrition. Accordingly, the decrease in the anticipated customer attrition rate directly results in an extension of the periods in which future cash flows are expected to be generated from the asset. Accordingly, the Registrant determined 8-11 years, based on an updated valuation assessment, to be an appropriate estimated useful life for Windstream’s customer relationships intangible asset, as it effectively captures the vast majority of the expected future cash flows.

Edwin Kim	12	September 16, 2024

19.	Regarding your valuation of advance payments and the elimination of deferred commissions and deferred costs, please explain to us your consideration of the guidance in ASC 805-20-30-27 through 30-30.

The Registrant advises the Staff that regarding the valuation of Windstream’s advance payments, which are contract liabilities in scope of ASC 805-20-30-27 through 30-30, the Registrant has preliminarily assessed that there are no material differences between Uniti and Windstream’s ASC 606 accounting policies. Accordingly, the Registrant has not reflected a pro forma adjustment because the amounts of the advanced payments historically recognized by Windstream are consistent with the amounts that would be recognized if Uniti had originated the acquired contracts.

Regarding the elimination of Windstream’s deferred commissions and deferred costs to fulfill, which are capitalized costs incurred to obtain or fulfill customer contracts under ASC 340-40, the Registrant has assessed that these deferred commissions and deferred costs to fulfill are not contract assets or contract liabilities, and therefore, are not in the scope of ASC 805-20-30-27 through 30-30. Further, Uniti, as the accounting acquirer, has not obtained an economic benefit from these costs and thus does not believe they qualify for separate asset recognition as a result of the application of purchase accounting. The Registrant further assessed that the fair value of the customer relationship asset and the related amortization expense contemplate the value of the acquired customer contracts. Specifically, the cash flows that Uniti, the acquirer, expects to receive in the future in connection with the related acquired customer contracts are reflected in the projected cash flows used to value the customer relationships intangible asset. As such, the deferred commission asset would be duplicative of the customer relationships intangible asset that is recognized upon consummation of the Merger. Accordingly, the Registrant believes it is appropriate to eliminate the historical deferred commissions balance, as described in adjustment 6I, and the corresponding amortization expense, as described in adjustment 6GG.

Note 3. Adjustments to Uniti Historical Financial Information, page 81

20.	We refer to your adjustment 3AA which states that it, "Represents the reclassification of Uniti’s rental and service revenues from Uniti Leasing (Rentals), Uniti Fiber (Rentals), Uniti Leasing (Service) and Uniti Fiber (Service) to Service revenues." Tell us why the new entity will no longer separate rental revenue from service revenue. We refer to guidance in Rule 5-03.1 of Regulation S-X.

The Registrant advises the Staff that upon the consummation of the Transactions, a significant portion, more than 85 percent, of Uniti’s historical rental revenue will be eliminated, as the balances are related to pre-existing relationships between Uniti and Windstream that will be effectively settled for accounting purposes and will become intercompany transactions under the combined company, as described in Note 7. Rule 5-03(b) of Regulation S-X states that if income is derived from more than one of the subcaptions, each class which is less than 10 percent of the sum of the items may be combined with another class. Accordingly, the Registrant has assessed that rental revenue for the combined company is less than 10 percent of the consolidated revenue amount, and therefore has combined it with service and other revenues in the pro forma condensed combined statements of income, as permitted under Rule 5-03.1 of Regulation S-X. Accordingly, for the purposes of preparing the pro forma condensed combined financial information, the Registrant reclassified rental revenues to service and other revenues, as detailed in adjustment 3AA. The relative percentage of rental revenue to total revenue will continue to be monitored and, should the aggregate amount of rental revenue exceed the 10 percent threshold mentioned above, the Registrant will update the presentation of revenue to separate the captions as appropriate.

Edwin Kim	13	September 16, 2024

Note 6. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 90

21.	We refer to adjustment 6D. It appears you are adjusting for both consideration paid and eliminations of intercompany balances. Given the magnitude of adjustments please disclose a detailed presentation of adjustment 6D to help readers understand all aspects of the transaction.

The Registrant advises the Staff that it has revised the disclosure to adjustment 6D in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 to disclose a detailed presentation of the components of consideration transferred.

The Registrant has also added Note 7 in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 to separately disclose the impact of the effective settlement of pre-existing relationships.

22.	We note that some of your adjustments, such as adjustment 6D through 6L, appear to be one sided entries and or do not balance. Please revise accordingly and disclose the full effect of each adjustment.

The Registrant advises the Staff that it has revised the disclosure to adjustment 6D through 6L in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 in response to the Staff’s comment.

Adjustments 6E through 6I, 6K and 6L are to reflect the assets acquired and liabilities assumed of Windstream at their fair value and to eliminate the historical equity of Windstream, such that any offsetting impact is recorded to goodwill, as described in adjustment 6J, which represents the excess of consideration transferred, as described in adjustment 6D, over the net assets acquired of Windstream.

The table below provides the quantified detail of the corresponding offsetting adjustments that compose the total estimated goodwill:

	(in thousands)
Estimated purchase consideration	$1,515,862	6D
Fair value adjustment to property, plant, and equipment	445,860	6E
Fair value adjustment to intangible assets	(751,291)	6F
Fair value adjustment to debt	(37,110)	6G
Fair value adjustment to operating right-of-use assets	1,700	6H
Elimination of deferred commissions and deferred costs to fulfill	103,998	6I
Deferred tax impact associated with adjustments to Windstream assumed net assets	136,638	6K
Elimination of remaining Windstream equity balance	(1,083,225)	6L
Total preliminary estimate of goodwill	$332,432	6J

Edwin Kim	14	September 16, 2024

23.	We refer to adjustment 6HH. Please disclose how the net gain, as a result of the settlement of pre-existing relationships between Uniti and Windstream, was calculated. Explain in detail how the settlement of pre-existing relationships between Uniti and Windstream discussed in Note 2(v), Note 4, and Note 6D affected the net gain in adjustment 6HH.

The Registrant advises the Staff that it has revised the disclosure with the inclusion of Note 7 in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 to disclose how the net gain, as a result of the settlement of pre-existing relationships between Uniti and Windstream, was calculated.

The effective settlement of the pre-existing relationships between Uniti and Windstream was accounted for in accordance with the relevant principles in ASC 805. As the pre-existing relationships between Uniti and Windstream are all contractual relationships, the net gain related to the settlement of pre-existing relationships was calculated in accordance with ASC 805-10-55-21(b). The guidance in ASC 805-10-55-21(b) indicates that if the business combination in effect settles a contractual preexisting relationship, the acquirer recognizes a gain or loss, measured as the lesser of: (1) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar items; and (2) the amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable. Further, pursuant to ASC 805-10-55-22 and as illustrated by the example in ASC 805-10-55-33, the net gain or loss calculated by Uniti, the accounting acquirer, should be adjusted by amounts previously recorded by Uniti on their historical financial statements related to the respective contractual pre-existing relationship. Accordingly, the Registrant calculated the gain or loss from the settlement of each pre-existing relationship by measuring the lower of the amount by which the contract is favorable or unfavorable from the perspective of Uniti or the amount of the stated settlement provisions, offset by any previously recognized amounts.

The Registrant advises the Staff to refer to Note 7, which has replaced discussions on settlement of pre-existing relationships in the previous Note 6D and adjustment 6HH, for quantified details of the estimated settlement amounts, the previously recognized assets and liabilities amounts, and the gain or loss resulting from the effective settlement for each pre-existing relationship between Uniti and Windstream.

24.	With regard to adjustment 6GG, please expand your disclosure to explain why you reversed the historical amortization expense for deferred commission and deferred costs to fulfill.

The Registrant advises the Staff that it has expanded the disclosure to adjustment 6GG in the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1 in response to the Staff’s comment to explain the reversal of the historical amortization expense for deferred commission and deferred costs to fulfill. Further, the Registrant advises the Staff to refer to the responses provided in Comment 19, which provides additional clarity over the elimination of the historical deferred commissions and deferred costs to fulfill balances, as described in adjustment 6I, and the corresponding amortization expense, as described in adjustment 6GG.

Edwin Kim	15	September 16, 2024

Liquidity and Capital Resources Following the Merger, page 128

25.	Please expand disclosure to analyze New Uniti's ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term (i.e., the next 12 months from the most recent fiscal period end required to be presented) and separately in the long-term (i.e., beyond the next 12 months). We refer to guidance in Item 303 of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised its disclosure within the “Liquidity and Capital Resources Following the Merger” section of Amendment No. 1 to disclose that the Registrant believes that cash flows from operations will be sufficient to fund New Uniti’s principal liquidity needs in both the short-term and the long-term.

Certain Unaudited Prospective Financial Information, page 165

26.	You provide various financial projections provided by the management of Uniti through the end of the term of the 2030 MLAs with Windstream. We note that projections include such detailed information such as annual rent payments related to the MLAs. We note, however, that Windstream’s management estimates do not include such detailed information. Please clarify whether Windstream’s management provided such data or similar information to Uniti, and if so, please disclose this information or explain why they are not material. Further, please provide more detail as to how Uniti's management calculated the annual estimated rent payments under the Windstream MLAs and clarify the extent to which they are variable in nature and dependent upon the information provided by Windstream management.

The Registrant advises the Staff that it has expanded the disclosure in the “Certain Unaudited Prospective Financial Information” section of Amendment No. 1 in response to the Staff’s comment to include further information regarding the source of the calculation of the annual estimated rent payments under the Windstream MLAs.

The Registrant advises the Staff that Windstream provided Uniti management with projections through 2026, which included only GCI and MLA cash rent figures up to 2026, excluding non-cash straight-line revenues and TCI revenues, both of which impact Uniti’s revenue and EBITDA. The Registrant notes that the cash rent projections provided by Windstream management align with the cash rent forecasts in Uniti’s projections provided in the Registration Statement (through 2026) and therefore were not provided to avoid duplication.

Edwin Kim	16	September 16, 2024

27.	In the Background of the Transaction section, you mention that potential merger partners and acquirers revised terms, or sought to revise terms, as a result of the downturn in the telecommunications and internet services industries. Please clarify whether these projections still reflect the downturn, partly as a result of pandemic and other reasons, inflation or weaker near term consumer demand.

The Registrant respectfully advises the Staff that the “Background of the Merger” section does not discuss a downturn in the telecommunications and internet services industry, but rather only refers to a downturn in the bond markets.

The Registrant advises the Staff that the forecasts presented in the proxy statement/prospectus were based on the most recent projections from both Uniti and Windstream at the time of execution of the Merger Agreement. As a result, the forecasts represent the most current outlook for the business at that time, taking into account market conditions and anticipated future performance.

Delaware Conversion Proposal, page 228

28.	You indicate that Uniti investors will receive significant tax advantages if Uniti were to convert to a Delaware corporation prior to effectiveness. Please clarify here and in the Q&A section as to explain the tax advantages related to the timing of the conversion. Further, please explain the general tax differences from owning a security that is a Maryland REIT entity versus a Delaware corporation.

The Registrant advises the Staff that it has expanded the disclosure in the “Questions and Answers About the Transactions and Special Meeting” and “Proposal 4 — The Delaware Conversion Proposal” sections of Amendment No. 1 in response to the Staff’s comment.

29.	We note that the up-REIT structure of Uniti was intended to provide tax advantages for Uniti to acquire new assets related to telecommunication assets. Please provide a brief description of the current up-REIT structure and how it will change upon conversation the reorganization and merger transactions under a new Delaware holding company. Please clarify whether this change will impact your ability to acquire new infrastructure assets in a tax efficient manner post-merger.

The Registrant advises the Staff that it has expanded the disclosure in the “Proposal 1 — The Merger Proposal” section of Amendment No. 1 in response to the Staff’s comment.

Beneficial Ownership of Securities, page 260

30.	You present a beneficial ownership table for New Uniti that includes pre-merger beneficial ownership that reflects the Pre-Closing Windstream Reorganization that does not include any equity holders that will surrender their interests in the Windstream Tender Offer. Since these transactions have not yet occurred and will not until closing on a post-effective basis, please include a current beneficial ownership table of Windstream Holdings II, LLC.

In response to the Staff’s comment, the Registrant has revised its disclosure within the “Security Ownership of Certain Beneficial Owners and Management of New Uniti” section of Amendment No. 1 to include current beneficial owners of Windstream Holdings II, LLC.

Edwin Kim	17	September 16, 2024

Certain Relationships and Related Party Transactions, page 265

31.	We note that you disclose that New Uniti does not have any related party transactions since its creation in April 2024. Since New Uniti is currently has limited activity prior to the merger transactions and reorganization, please revise this section to include related party transactions for all Uniti and Windstream entities for the past three prior fiscal years that will be included in the post-merger New Uniti entity. You should include the related party transactions that will occur as part of your merger and reorganizations, including those with Elliott Investment Management.

In response to the Staff's comment, the Registrant has revised its disclosure within the heading “Certain Relationships and Related Party Transactions” to disclose certain transactions that were disclosed as related party transactions by Uniti in its 2022 proxy statement, though the Registrant advises the Staff that these transactions are no longer considered related party transactions by Uniti. Additionally, the Registrant has disclosed that Windstream agreed to reimburse expenses of its three largest equityholders incurred by such equityholders in connection with the Merger, up to an aggregate amount of $4 million. The Registrant advises the Staff that there are no other related party transactions that are currently expected to occur as part of the Merger and related reorganizations or that are currently expected to be included in the post-merger New Uniti entity which are not otherwise disclosed in the section titled “The Merger — Other Agreements Related to the Transactions.”

The Registrant further advises the Staff that (i) Windstream granted its executive officers transaction bonuses, as described in the section titled "The Merger — Interests of Windstream's Directors and Executive Officers in the Merger", (ii) Uniti granted its executive officers Special Equity Grants, as described in the section titled "The Merger — Interests of Uniti's Directors and Executive Officers in the Merger", and (iii) Windstream is a third-party beneficiary of the commitments by Oaktree Capital Management, Elliott and its affiliates, and certain Legacy Investors to participate in the Windstream Rights Offering and the Windstream Tender Offer, as described in the section titled "The Merger — The Windstream Rights Offering and Windstream Tender Offer." The Registrant does not believe it is necessary to disclose these arrangements as related party transactions under Item 404(a) of Regulation S-K because the transaction bonuses and the Special Equity Grants are considered compensation of Windstream's and Uniti's executive officers under Item 402 of Regulation S-K, and Windstream is not a party to the commitments of Oaktree Capital Management, Elliott and its affiliates, and certain Legacy Investors in respect of the Windstream Rights Offering and Windstream Tender Offer.

General

32.	Please update your filing to include financial statements for the six months ended June 30, 2024.

The Registrant advises the Staff that it has included financial statements for the six months ended June 30, 2024 in Amendment No. 1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6121 or Steven J. Slutzky at (212) 909-6036.

Sincerely,

/s/ Benjamin R. Pedersen
Benjamin R. Pedersen

cc:	Inessa Kessman
Robert Littlepage
Jan Woo
U.S. Securities and Exchange Commission

Kristi M. Moody

Edwin Kim	18	September 16, 2024

Paul H. Sunu
Windstream Parent, Inc.

Steven J. Slutzky
Debevoise & Plimpton LLP

H. Oliver Smith, Esq.
Evan Rosen, Esq.
Michael Kaplan, Esq.
Davis Polk & Wardwell LLP